Exhibit 11

CELSION CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Net loss from continuing operatons - basic and diluted	$(2,430,166)	$(4,632,790)	$(6,512,008)	$(7,865,255)
Net income from discontinued operations - basic and diluted	$—	$48,847,362	$—	$49,722,156
Net loss - basic and diluted	$(2,430,166)	$44,214,572	$(6,512,008)	$41,856,901
Weighted average shares outstanding - basic	10,146,446	10,773,023	10,144,944	10,760,019
Dilutive securities - options and warrants	—	855,457	—	733,835
Adjusted weighted average shares outstanding - dilutive	10,146,446	11,628,480	10,144,944	11,493,854
Net loss from continuing operations per common share - basic	$(0.24)	$(0.43)	$(0.64)	$(0.73)
Net loss from continuing operations per common share - diluted	$(0.24)	$(0.43)	$(0.64)	$(0.73)
Net income from discontinued operations per common share - basic	$—	$4.53	$—	$4.62
Net income from discontinued operations per common share - diluted	$—	$4.20	$—	$4.33
Net (loss) / income per common share - basic	$(0.24)	$4.10	$(0.64)	$3.89
Net (loss) / income per common share - diluted	$(0.24)	$3.80	$(0.64)	$3.64

•                  For the three and six month periods ended June 30, 2008 outstanding warrants and options that can be converted into Common Stock are not included as their effect was anti-dilutive.